File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the fourth quarter of fiscal year 2002:

1.	NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company‘s accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

2.	In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

3.	As of December 31, 2000, AllEnergy Marketing Company, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.) and virtually all of its operating divisions to unaffiliated third parties. All remaining business activities were resolved during the fourth quarter of fiscal year 2002.

4.	Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.
5.	As of March 31, 2002, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $5,816,000 and $10,655,000, respectively.

6.	As of March 31, 2002, NEES Energy had no permanent personnel and during the fourth quarter of fiscal year 2002 there were no individuals assigned on a substantially full-time basis.
7.	During the fourth quarter of fiscal year 2002, NEES Energy had no kilowatthours sold or marketed.
8.	Attached in Exhibits A through C are a consolidated balance sheet as of March 31, 2002, consolidated statements of income and retained earnings and statements of cash flows for the quarter and twelve months ended March 31, 2002.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission‘s File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.
s/John G. Cochrane
___________________________
John G. Cochrane
President and Treasurer

Date: May 30, 2002

EXHIBIT INDEX

Exhibit   Description                                                     Page

A         Consolidated Balance Sheet as of March 31, 2002            Filed herewith
          (Unaudited, Subject to Adjustment)

B         Consolidated Statements of Income and Retained Earnings    Filed herewith
          For the Quarter and Twelve Months Ended March 31, 2002

          (Unaudited, Subject to Adjustment)
C         Consolidated Statements of Cash Flows For the Quarter      Filed herewith
          and Twelve Months Ended March 31, 2002
          (Unaudited, Subject to Adjustment)

                                                        Exhibit A

                               NEES Energy, Inc.
                           Consolidated Balance Sheet
                             (Thousands of Dollars)
                              As of March 31, 2002
                       (Unaudited, Subject to Adjustment)

ASSETS

 Current assets:
      Cash                                                             $   7
      Tax benefits receivable                                          1,885
                                                                       _____

          Total current assets                                         1,892
                                                                       _____

 Total assets                                                         $1,892
                                                                      ======

 LIABILITIES AND CAPITALIZATION

 Current liabilities:
      Accounts payable to affiliates                                   $ 147
      Accrued expenses                                                 2,437
                                                                       _____

          Total current liabilities                                    2,584
                                                                       _____

 Parent company‘s investment:
      Subordinated notes payable to parent                             5,816
      Common stock, par value $1 per share                                 1
      Other paid-in capital                                           (6,527)
      Retained earnings                                                   18
                                                                      ______

          Total parent company‘s investment                            (692)
                                                                       _____

 Total liabilities and parent company‘s investment                   $1,892
                                                                      ======

                                                                       Exhibit B

                               NEES Energy, Inc.
            Consolidated Statements of Income and Retained Earnings
                             (Thousands of Dollars)
                      For the Periods Ended March 31, 2002
                       (Unaudited, Subject to Adjustment)

                                                                 Twelve
                                                   Quarter       Months

  INCOME
       Revenue                                       $  0         $  0
                                                     ____         ____

           Total income                                 0            0
                                                    _____         ____

  EXPENSES

       Operating expenses
           General and administrative expenses        185          388
           Income tax                                (528)        (593)
                                                     _____        _____

       Total operating expenses                      (343)        (205)
                                                     _____        _____

       Operating income (loss)                        343          205

       Other income (expense), net                     (9)          (7)
                                                    ______       ______

       Operating and other income (loss)              334          198

       Interest expense                               (38)         (52)

  Net income (loss)                                   296          146

  Accumulated deficit at beginning of period         (278)        (128)
                                                  ________      _______

  Retained earnings at end of period                 $ 18        $  18
                                                     ====        =====

                                                                       Exhibit C

                               NEES Energy, Inc.
                     Consolidated Statements of Cash Flows
                             (Thousands of Dollars)
                      For the Periods Ended March 31, 2002
                       (Unaudited, Subject to Adjustment)

                                                                       Twelve
                                                           Quarter     Months

  Operating activities:
    Net income (loss)                                       $  296    $  146

    Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating activities:

       (Increase) decrease in accounts receivable                0       132
       (Increase) decrease in tax benefits receivable       16,792    16,941
       Increase (decrease) in current liabilities              (87)   (4,271)
                                                          _________  ________

  Net cash provided by (used in) operating activities       17,001    12,948
                                                          ________  ________

  Financing activities:
    Change in subordinated notes payable to parent         (17,022)  (12,997)
                                                           ________  ________

  Net cash provided by (used in)  financing activities     (17,022)  (12,997)
                                                           ________  ________

  Net increase (decrease) in cash and cash equivalents         (21)      (49)

  Cash and cash equivalents at beginning of period              28        56
                                                           _______   _______

  Cash and cash equivalents at end of period              $    7    $    7
                                                             =====     =====